Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three and Six Months Ended June 30, 2016

Maroussi, Greece, August 16, 2016 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced unaudited results for the three and six months ended June 30, 2016.

Summary:

Reported time charter equivalent revenues of $7.0 million for the three months ended June 30, 2016, which resulted in net income of $0.4 million, or earnings per share (basic and diluted) of $0.02, and EBITDA of $2.6 million (see “Non-GAAP Measures and Definitions” below).

Valentios Valentis, our Chairman and CEO commented:

“The product tanker market was softer than expected in the three months ended June 30, 2016 due to high levels of refined product inventories caused by moderating demand for transportation fuels and additions to the global product tanker fleet, which peaked in the second quarter. These factors exacerbated a period typically characterized by seasonal weakness and put pressure on spot charter rates. To a fair extent, however, we were insulated from market conditions as five out of our six tankers were employed under fixed rate time charters during this period. Time charter revenues provided approximately 82% of our voyage revenues during the three months ended June 30, 2016. For the balance of the year, 48% of our available operating days (64% with charterers’ options) were booked on time charters as of June 30, 2016. This is consistent with our mixed chartering strategy, which secures visible cash flows through time charters while also retaining upside optionality in the spot market in order to participate in periods of market strength. We have a positive outlook for the product tanker sector in the fourth calendar quarter of 2016, historically a seasonally strong period, and beyond as increasing ton-mile demand for the transportation of refined products is expected to exceed net growth in the global medium range (“MR”) product tanker fleet, our main area of focus. It is important to note that only a handful of new build orders have been placed so far this year, and certain estimates have supply growth to be 3.4% / year through 2017.

As we have stated previously, a cost-competitive operating structure is strategically and financially important to management and our shareholders. In the quarter ended June 30, 2016, daily operating expenses per vessel for our eco-efficient and eco-modified MR tankers were $5,437 and $6,703, respectively. These operating results combined with our daily ship management fees and general and administrative expenses generated total daily operational costs of $7,536 and $8,802 for our eco-efficient and eco-mod vessels, respectively, in the second quarter. Our mixed chartering strategy, quality operations and cost-effective platform should leave us well positioned to benefit from what we expect will be an improving market. We will also selectively pursue accretive acquisitions, recognizing the cost and availability of capital continues to be very challenging.”

Results for the three months ended June 30, 2015 and 2016

For the three months ended June 30, 2016, we achieved net income of $0.4 million, or $0.02 basic and diluted earnings per share, compared to net income of $0.3 million, or $0.01 basic and diluted earnings per share, for the same period in 2015. For the second quarter of 2016, our EBITDA (see “Non-GAAP Measures and Definitions” below) was $2.6 million, an increase of $0.2 million from $2.4 million for the same period in 2015. The increase in net income was primarily due to a $0.5 million increase in time charter equivalent revenues, which were partially offset by a $0.3 million increase in general and administrative expenses, as we became a publicly-listed company effective October 28, 2015.

Results for the six months ended June 30, 2015 and 2016

For the six months ended June 30, 2016, we achieved net income of $1.5 million, or $0.08 basic and diluted earnings per share, compared to net income of $1.6 million, or $0.09 basic and diluted earnings per share, for the same period in 2015. For the first six months of 2016, our EBITDA (see “Non-GAAP Measures and Definitions” below) was $5.9 million, an increase of $0.1 million from $5.7 million for the same period in 2015. Despite an increase of time charter equivalent revenues of $0.7 million in the first six months of 2016, the decline in net income was primarily due to a $0.8 million increase in general and administrative expenses.

	Three months ended June 30,		Six months ended June 30,
	2015	2016	2015	2016
(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	7,168	7,893	16,561	16,341
Voyage related costs and commissions	(630)	(875)	(2,630)	(1,680)
Time charter equivalent revenues*	6,538	7,018	13,931	14,661

Total operating days	501	519	1,021	1,052

Daily time charter equivalent rate*	13,042	13,529	13,645	13,939

* Subject to rounding; Please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2015 and 2016

(Amounts are presented in million U.S. Dollars, rounded to the nearest one hundred thousand, except otherwise noted)

Voyage revenues: Voyage revenues of $7.9 million for the three months ended June 30, 2016 represented an increase of $0.7 million, or 10.1%, from $7.2 million over the comparable period in 2015. The increase during the second quarter of 2016 was attributed to higher time charter equivalent rate, as well as to an increase in total operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $0.9 million for the three months ended June 30, 2016 represented an increase of $0.2 million, or 38.9%, from $0.6 million in the comparable period in 2015. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three months ended June 30, 2016 were basically flat as compared to the same period in 2015.

General and administrative expenses: General and administrative expenses of $0.7 million for the three months ended June 30, 2016 increased by $0.3 million, or 51.3%, from $0.5 million in the comparable period in 2015, mainly due to other fees and expenses associated with us being a newly listed public company.

Management fees, related parties: Management fees to related parties, our ship manager Pyxis Maritime Corp., of $0.1 million for the three months ended June 30, 2016 remained flat compared to the three month period ended June 30, 2015.

Management fees, other: Management fees to others, comprised of fees paid to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, and North Sea Tankers BV (“NST”), the commercial manager of our small tankers, of $0.3 million for the three months ended June 30, 2016 remained relatively stable compared to the three month period ended June 30, 2015. In March and June 2016, we sent notices of termination of the commercial management agreements with NST for the Northsea Beta and Northsea Alpha, respectively. In June 2016, Pyxis

Maritime assumed full commercial management of the Northsea Beta, and it is expected to assume full commercial management of the Northsea Alpha in October 2016, following the vessel’s redelivery.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the three months ended June 30, 2016 remained relatively stable compared to the three month period ended June 30, 2015.

Depreciation: Depreciation of $1.4 million for the three months ended June 30, 2016 remained flat compared to the three month period ended June 30, 2015.

Interest and finance costs, net: Interest and finance costs, net for the three months ended June 30, 2016 amounted to $0.7 million, compared to $0.6 million in the comparable period in 2015, an increase of $0.1 million, or 11.6%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding debt.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2015 and 2016

Voyage revenues: Voyage revenues of $16.3 million for the six months ended June 30, 2016 represented a decrease of $0.2 million, or 1.3%, from $16.6 million over the comparable period in 2015. The decrease was primarily attributed to the Pyxis Malou, which was employed during the first six months of 2016 at a lower time charter rate than its spot charter rates during the comparable period of 2015, partially offset by an increase in total operating days during the first six months of 2016.

Voyage related costs and commissions: Voyage related costs and commissions of $1.7 million for the six months ended June 30, 2016 represented a decrease of $1.0 million, or 36.1%, from $2.6 million in the comparable period in 2015. The decrease was primarily attributed to the Pyxis Malou, which did not incur voyage costs under its time charter in 2016.

Vessel operating expenses: Vessel operating expenses of $6.6 million for the six months ended June 30, 2016 declined $0.2 million, or 3.3% from $6.8 million over the comparable period in 2015. This decrease was mainly attributed to the absence in the first six months of 2016 of the one-time, pre-operating costs incurred by the new build Pyxis Epsilon, which was delivered to our fleet in January, 2015.

General and administrative expenses: General and administrative expenses of $1.4 million for the six months ended June 30, 2016 increased by $0.8 million, or 137.7%, from $0.6 million in the comparable period in 2015, mainly due to the additional administration fees payable under the Head Management Agreement (which commenced effectively on March 23, 2015) of $0.3 million and other fees and expenses of $0.2 million associated with us being a newly listed public company.

Management fees, related parties: Management fees to related parties, our ship manager Pyxis Maritime Corp., of $0.3 million for the six months ended June 30, 2016 remained relatively stable compared to the six month period ended June 30, 2015.

Management fees, other: Management fees to others, comprised of fees paid to ITM and NST of $0.5 million in the aggregate for the six months ended June 30, 2016 remained relatively stable compared to the same period in 2015.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the six months ended June 30, 2016 increased by $0.1 million or 153.1%, compared to the same period in 2015, mainly due to the amortization of the special surveys performed by Northsea Alpha and Northsea Beta during the second quarter of 2015.

Depreciation: Depreciation of $2.9 million for the six months ended June 30, 2016 remained relatively stable compared to the same period in 2015.

Interest and finance costs, net: Interest and finance costs, net for the six months ended June 30, 2016 amounted to $1.4 million, compared to $1.2 million in the comparable period in 2015, an increase of $0.2 million, or 14.7%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding debt.

Unaudited Interim Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016

Voyage revenues	7,168	7,893

Expenses:
Voyage related costs and commissions	(630)	(875)
Vessel operating expenses	(3,270)	(3,260)
General and administrative expenses	(489)	(740)
Management fees, related parties	(147)	(146)
Management fees, other	(262)	(264)
Amortization of special survey costs	(32)	(62)
Depreciation	(1,436)	(1,434)
Operating income	902	1,112

Other expenses:
Interest and finance costs, net	(632)	(705)
Total other expenses, net	(632)	(705)

Net income	270	407

Earnings per common share, basic and diluted	$ 0.01	$ 0.02

Weighted average number of common shares, basic and diluted	18,244,671	18,277,893

Unaudited Interim Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2015	June 30, 2016

Voyage revenues	16,561	16,341

Expenses:
Voyage related costs and commissions	(2,630)	(1,680)
Vessel operating expenses	(6,790)	(6,563)
General and administrative expenses	(589)	(1,400)
Management fees, related parties	(275)	(291)
Management fees, other	(535)	(526)
Amortization of special survey costs	(49)	(124)
Depreciation	(2,854)	(2,869)
Operating income	2,839	2,888

Other expenses:
Interest and finance costs, net	(1,226)	(1,406)
Total other expenses, net	(1,226)	(1,406)

Net income	1,613	1,482

Earnings per common share, basic and diluted	$ 0.09	$ 0.08

Weighted average number of common shares, basic and diluted	18,244,671	18,277,893

Consolidated Balance Sheets

As of December 31, 2015 and June 30, 2016 (unaudited)

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	December 31, 2015	June 30, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,122	3,230
Restricted cash, current portion	143	143
Inventories	583	619
Trade receivables	455	1,090
Prepayments and other assets	725	97
Total current assets	6,028	5,179

FIXED ASSETS, NET:
Vessels, net	130,501	127,632
Total fixed assets, net	130,501	127,632

OTHER NON CURRENT ASSETS:
Restricted cash, net of current portion	4,357	4,857
Deferred charges, net	836	712
Total other non current assets	5,193	5,569
Total assets	141,722	138,380

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7,095	7,006
Accounts payable	1,103	917
Due to related parties	121	171
Hire collected in advance	2,129	964
Accrued and other liabilities	752	776
Total current liabilities	11,200	9,834

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	73,456	69,998
Promissory note	2,500	2,500
Total non-current liabilities	75,956	72,498

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
18,244,671 and 18,277,893 shares issued and outstanding at
December 31, 2015 and June 30, 2016, respectively)	18	18
Additional paid-in capital	70,123	70,123
Accumulated deficit	(15,575)	(14,093)
Total stockholders' equity	54,566	56,048
Total liabilities and stockholders' equity	141,722	138,380

Unaudited Interim Consolidated Statements of Cash Flow

For the six months ended June 30, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2015	June 30, 2016

Cash flows from operating activities:
Net income	1,613	1,482
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,854	2,869
Amortization of special survey costs	49	124
Amortization of financing costs	86	84
Changes in assets and liabilities:
Inventories	354	(36)
Trade receivables	242	(635)
Prepayments and other assets	225	628
Special survey cost	(888)	-
Accounts payable	750	(186)
Due to related parties	(2,180)	50
Hire collected in advance	36	(1,165)
Accrued and other liabilities	226	24
Net cash provided by operating activities	3,367	3,239

Cash flow from investing activities:
Advances for vessel acquisition	(18,766)	-
Net cash used in investing activities	(18,766)	-

Cash flows from financing activities:
Proceeds from long-term debt	21,000	-
Repayment of long-term debt	(3,231)	(3,631)
Change in restricted cash	(980)	(500)
Issuance of common stock	10	-
Paid-in capital re-imbursement / distribution	(1,248)	-
Payment of financing costs	(277)	-
Net cash provided by / (used in) financing activities	15,274	(4,131)

Net decrease in cash and cash equivalents	(125)	(892)

Cash and cash equivalents at the beginning of the period	647	4,122

Cash and cash equivalents at the end of the period	522	3,230

Liquidity and Debt

Total Cash and cash equivalents, including restricted cash, aggregated to $8.2 million as at June 30, 2016.

Total debt (in thousands of U.S. Dollars), net of deferred financing costs:

	As at December	As at June
	31, 2015	30, 2016
Bank debt	$80,551	$77,004
Promissory Note - related party	2,500	2,500
Total	$83,051	$79,504

Our weighted average interest rate, including the Promissory Note, for the six months ended June 30, 2016 was 3.21%.

We agreed to extend the maturity date of the promissory note made in favor of Maritime Investors Corp., a corporation controlled by our chief executive officer, Mr. Valentis, to January 15, 2018 with no other changes to its terms. The senior lender of the loan to Sixthone Corp. (the owner of the Pyxis Delta) has approved an extension of the original maturity date of May, 2017 to September, 2018, subject to execution of customary documentation. We expect all other loan terms will remain the same.

Non-GAAP Measures and Definitions

EBITDA represents the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how our management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have a standardized meaning, and is therefore, unlikely to be comparable to similar measures presented by other companies.

	Three months Ended		Six months Ended
(In thousands of U.S. Dollars)	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Reconciliation of Net income to EBITDA

Net income	$270	$407	$1,613	$1,482

Depreciation	1,436	1,434	2,854	2,869

Amortization of special survey costs	32	62	49	124

Interest and finance costs, net	632	705	1,226	1,406

EBITDA	$2,370	$2,608	$5,742	$5,881

Daily time charter equivalent (“TCE”) is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage expenses, including commissions by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

Vessel operating expenses per day (“Opex”) are our vessel operating expenses for a vessel, which consist primarily of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.   Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended June 30,		Six Months Ended June 30,
		2015	2016	2015	2016
Eco-Efficient MR2: (2 units)
	TCE	15,672	15,783	15,557	15,734
	Opex	5,164	5,437	6,963	5,885
	Utilization %	100.0%	100.0%	98.8%	99.8%
Eco-Modified MR2: (1 unit)
	TCE	15,064	13,882	19,720	15,818
	Opex	6,315	6,703	6,672	6,628
	Utilization %	100.0%	94.8%	98.3%	97.4%
Standard MR2: (1 unit)
	TCE	15,817	17,690	15,233	18,213
	Opex	5,642	7,509	5,977	6,977
	Utilization %	100.0%	98.8%	100.0%	99.4%
Small Tankers: (2 units)
	TCE	6,380	8,456	7,256	8,618
	Opex	6,829	5,364	5,720	5,341
	Utilization %	96.8%	88.2%	98.6%	90.8%
Fleet: (6 units)
	TCE	13,042	13,529	13,645	13,939
	Opex	5,991	5,969	6,328	6,010
	Utilization %	99.1%	95.0%	98.8%	96.3%

When we refer to total daily operational costs as applied to our eco-modified and eco-efficient tankers, we define that as the sum of (1) daily Opex per vessel, (2) total general and administrative expenses in the period per day per vessel, and (3) the technical and commercial management fees in the period per day per vessel. We believe total daily operational costs for such vessels can provide a more complete picture of financial results for comparative purposes.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 pm Eastern Time on August 16, 2016. Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 59788071

A telephonic replay of the conference call will be available until the close of business on August 23, 2016 by using the following dial-in information:

U.S. Toll Free:	• +1 (855) 859-2056
U.S. Toll/International:	• +1 (404) 537-3406
Conference ID:	• 59788071

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com). Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast. An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships, and experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of August 9, 2016)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date(2)
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,575	Jan. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,600	Sep. 2016
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	Aug. 2016
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$18,000	Sep. 2016
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Time	$9,650	Oct. 2016
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Time	$8,750	Oct. 2016
			216,635
1)	This table shows gross rates and does not reflect commissions payable.
2)	Pyxis Epsilon’s charterer has an option to extend the charter for one year for $18,050/day. Northsea Beta’s charterer has an option to extend the charter for an additional two months at $8,750/day.

Forward Looking Statements

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," “outlook,” "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including in our Annual Report on Form 20-F for the year ended December 31, 2015 under the caption “Item 3. Key Information – D. Risk Factors”. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website www.pyxistankers.com

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0180

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.